EXHIBIT 3.1

Article Fifth of the Articles of Incorporation of Arizona Public Service Company is amended to provide as follows:

FIFTH:  The Board of Directors shall consist of not less than nine nor more than twenty-one persons.  Within such limits, the number of directors shall be fixed and may be altered from time to time as may be provided by the bylaws.